SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom 2003 full year revenue announcement

January 19, 2003

FRANCE TELECOM 2003 FULL YEAR REVENUE ANNOUNCEMENT

1/ France Telecom will release its Full Year 2003 Revenues and TOP Program figures on Wednesday , February 4th, 2004.

A press release will be issued early in the morning and a conference call will take place in the afternoon (more details to follow).

The black-out period will start on Monday, January 26th.

The accounts will be presented on a 6 segment basis as was done in H1 2003 . Please find attached a template of the table that will be used to present the subsegments revenue figures.

2/ Agenda for Full Year 2003 Revenues for France Telecom Subsidiaries :

Wanadoo : February 3 rd before market opens

TP Group : February 3 rd after market close

Equant : February 3 rd after NYSE close

3/ France Telecom will release its Full Year 2003 results in late February

FRANCE TELECOM

Investor Relations Department

Walter Vejdovsky -[33 (0)1 4444 7009]

Karine Daniel -[33 (0)1 4444 2602]

Didier Kohn -[33 (0)1 4444 7253]

Olivier Mougeot -[33 (0)1 4444 8096]

Sophie Palliez-Capian -[33 (0)1 4444 0637]

Réza Samdjee -[33 (0)1 4444 2363]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 23, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information